FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 2, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS and Nokia extend cooperation in the innovations area

June 2, 2017

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or the “Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and Nokia Corp. (NYSE: NOK), global leader in communications technology for people and things, announced a partnership agreement for joint development and deployment of Nokia’s new technological solutions to implement innovations strategy and to promote new digital products and services of MTS Group.

The partnership agreement envisages working out a plan to develop and deploy Nokia technologies and solutions with resources of MTS and IT-competencies of NVision Group, 100%-owned subsidy of MTS and one of the largest system integrators and IT solution providers in Russia.  The new solutions will be used to implement MTS renewed strategy aimed at digitization of products and services, as well as internal business processes of MTS Group.

The parties agreed that while developing new products and services for B2B and B2C customers of MTS Group the companies will focus on testing and implementing Nokia’s innovative solutions in such areas as IoT, cloud technologies, digital medicine, e-commerce, augmented and virtual reality, convergent 5G networks.

To modernize infrastructure and optimize MTS Group operations, the parties will test and deploy Nokia’s innovative technological solutions in the areas of virtual and software-defined networks, common customer service platform, IMS platform, transport networks and software development.

This agreement complements the MTS-Nokia agreement signed in May 2016 about cooperation in 5G network technologies in Russia.  In the framework of the previous agreement the parties have already tested 5G data transfer and IoT technologies.  In 2018 the companies plan to set up a 5G pilot segment at international sports events in Russia.

“Our strategic cooperation with Nokia has reached a new level.  Besides purchasing off-the-shelf products and testing 5G technologies of our partner, we are ready to involve professional skills of numerous IT specialists of MTS and our subsidiary NVision Group in developing, enhancing and implementing Nokia’s unique technologies” said Valery Shorzhin, Vice President, Procurement and Administration, MTS. “MTS gradually migrates from the classical telecom operator model towards a multi-profile IT-company focused on offering a wide range of innovative digital services for various purposes.  I am sure that joint efforts of our companies will accelerate time-to-market for numerous innovative solutions which will be widely used in 5G networks.”

Demetrio Russo, Vice-President, Head of Market Unit East Europe, Nokia, said: “Signing of this partnership agreement is an important milestone in the cooperation between our companies enabling us to address with even more efficiency the ambitious objectives of the MTS Group in its way to the digitalization transformation. Nokia fully understands MTS priorities and is committed to bringing its industry’s most complete, end-to-end portfolio of products and service, powered by the research and innovation of Nokia Bell Labs, to further support MTS Group move towards the network of the future”.

“A search for common areas of growth, as well as partnership of the leaders in their respective markets can motivate organizations and whole industries to reengineer business models, generate new ways of interaction with customers, partners and suppliers; optimize and accelerate transformation of IT infrastructure,” added Sergei Kuzmin, President, NVision Group. “We are ready to become part of the agreement which is an excellent demonstration of the steps that are necessary for efficient business development in the age of IoT, virtualization, industrial cloud platforms and other not less exciting technologies on the way to digital transformation of economy.”

MTS-Nokia cooperation in developing new technologies

•                  September 2016 — 5G test demonstrated record-breaking data speed of 4.5 Gbps in the frequency range of 4.65—4.85 GHz

•                  November 2016 — Russia’s first test of end-to-end IoT and innovative Narrow Band IoT (NB-IoT) in MTS network

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 2, 2017